News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	February 26, 2022

Seabridge to Raise US$225 Million from Sprott and Ontario Teachers'

under Note Exchangeable for a KSM Silver Royalty

Toronto, Canada:  Seabridge Gold (TSX:SEA) (NYSE:SA) announced today that its wholly-owned subsidiary, KSM Mining ULC ("KSMCo") has agreed to sell a secured note ("Note") that is to be exchanged at maturity for a silver royalty on its 100% owned KSM project located in northern British Columbia, Canada, to Sprott Resource Streaming and Royalty Corp. ("Sprott") and Ontario Teachers' Pension Plan ("Ontario Teachers'") (jointly, the "Investors") for US$225 million. The proceeds of this sale will be used to continue ongoing physical works at KSM and advance the project towards a designation of 'substantially started'.

Seabridge Chairman and CEO Rudi Fronk explained: "This fund-raising is intended to move KSM towards accomplishing three main objectives without the requirement for shareholder dilution:

➢ Achieve the 'substantially started' designation which ensures the continuity of the KSM project's approved Environmental Assessment Certificate ("EAC") for the life of the project;

➢ Complete key tasks which support construction readiness and will shorten the construction period once a construction decision has been made; and

➢ Enhance the KSM proposition in our joint venture negotiations by securing the EAC, further de-risking the project, and accelerating the construction timetable."

Key terms of the Note and silver royalty include:

(i) When the Note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the "Silver Royalty") upon the first to occur of:

a. commercial production being achieved at KSM; and

b. either the 10-year anniversary, or, if the EAC expires and the Investors do not exercise their right to put the Note to KSMCo (described below), the 13-year anniversary of the issue date of the Note.

(ii) Prior to its maturity, the Note bears interest at 6.5% per annum, payable quarterly in arrears. KSMCo can elect to satisfy interest payments in cash or by delivering Seabridge common shares.

(iii) KSMCo has the option to buyback 50% of the Silver Royalty, once exchanged on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

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(iv) If project financing to develop, construct and place KSM into commercial production is not in place by the fifth anniversary from closing, the Investors can put the Note back to KSMCo for US$232.5 million, with KSMCo able to pay such amount in cash or by delivering Seabridge common shares at its option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors' right to purchase the Silver Royalty terminates.

(v) If KSM's EAC expires at anytime while the Note is outstanding, the Investors can put the Note back to KSMCo for US$247.5 million at any time over the following nine months, with KSMCo able to satisfy the put in cash or by delivering Seabridge common shares at its option.  If the Investors exercises this put right, the Investors' right to purchase the Silver Royalty terminates.

(vi) If commercial production is not achieved at KSM prior to the tenth anniversary from closing, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the Note and the corresponding put right is not exercised, this uplift will occur at the thirteenth anniversary from closing).

(vii) No amount payable may be paid in common shares of Seabridge if, after the payment, any of the Investors would own more than 9.9% of Seabridge's outstanding shares.

(viii) KSMCo's obligations under the Note will be secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from Seabridge secured by a pledge of the shares of KSMCo.

(ix) Since the KSM project is expected to be operated through joint ownership of KSMCo, the Note and Silver Royalty would thereby become obligations of a future joint venture to develop KSM.

Rudi Fronk, Seabridge's Chairman and CEO, stated: "We are delighted to have Sprott and Ontario Teachers' as partners at KSM. Although KSM is best known for its mineral reserves and resources of gold and copper, the project also hosts a large inventory of silver. In KSM's latest Technical Report, silver accounts for less than 3% of projected KSM revenues, with the transaction representing a very small charge against the project's future total revenues. Furthermore, the transaction does not require share dilution which furthers our long-standing strategy of providing the industry's best leverage to gold as measured by ounces of gold per share."

Michael Harrison, Managing Partner at Sprott, commented: "We are very pleased to enter into this partnership with Seabridge and Ontario Teachers' to provide catalytic capital to advance KSM. KSM is Canada's largest gold-copper-silver development project and an outstanding economic opportunity that we confidently expect to become one of our longest-life silver royalties. Seabridge has done an excellent job exploring, engineering and de-risking KSM, including securing an approved Environmental Assessment and building strong relationships with its local indigenous peoples. We support the plan to continue advancing substantial start activities at KSM while Seabridge secures an operating partner."

Christopher Metrakos, Managing Director, Natural Resources, at Ontario Teachers' said: "This investment highlights Ontario Teachers' growing commitment to invest in the global metals industry, where we can achieve inflation protection, real returns and cash flow diversification.  This is an innovative structure that provides excellent exposure to a combination of fixed returns and long-term silver prices.  KSM is a world class Canadian mining project; we are proud that our funding will accelerate its development."

Under the B.C. Environmental Assessment Act, a project's EAC is subject to expiry if the project has not been 'substantially started' by the deadline specified in the EAC. However, if the B.C. Minister of Environment and Climate Change Strategy (the "Environment Minister") determines that a project has been 'substantially started' before the deadline, the EAC remains in effect for the life of the project. KSM's EAC deadline is July 29, 2026. In determining whether a project has been 'substantially started', the Environment Minister assesses each project separately on whether sufficient physical work has been completed prior to the EAC deadline.

"We are planning on staying well ahead of the deadline by getting the work done as early as we can," said Fronk. "This financing provides most of the capital necessary to reach this objective as well as having the added advantage of cutting time from the construction schedule once a construction decision has been made."

Examples of B.C. mining projects that have been previously determined to have been 'substantially started' include Galore Creek and Kitsault.

BMO Capital Markets is acting as financial advisor and Blake, Cassels & Graydon LLP is acting as legal counsel to Seabridge in connection with the transaction. Fasken Martineau DuMoulin PPL is acting as legal counsel to Sprott on this transaction.

Closing of the transaction is expected on or about March 15, 2022.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) completing the construction work to achieve and receiving the "substantially started" designation to preserve the EAC; (ii) completing key tasks that will shorten the construction timeline, (iii) completing a joint venture transaction and making a construction decision, (iv) the expected structure of any joint venture transaction, (v) the estimated revenues from the KSM Project and the percentage of such revenues derived from sales of silver; (vi) achieving production from the KSM Project and the duration of production, and (vii) the closing date of the sale of the Note. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; including the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iii) the capacities and durability of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; (xiv) the successful conclusion of consultation with impacted Treaty and First Nations groups; and (xv) the feasibility of completing construction to achieve 'substantially started' and consistency in determining whether 'substantially started ha been achieved. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using values at the time of the estimates, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or the conclusion of successful consultation with impacted First Nations groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2020 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com